Exhibit 99.2 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 3518-1107 brad.miller@gigamedia.com.tw
GigaMedia Names Thomas Hui
President and Chief Operating Officer
TAIPEI, Taiwan, August 1, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) today announced the appointment of Thomas Hui as President and Chief Operating Officer of the Company with immediate effect.
Mr. Hui has served as the Chief Financial Officer of the Company for the past three years — and will continue to oversee the Company’s financial functions in an interim capacity until the appointment of his replacement.
“Thomas is a multi-talented leader who has been instrumental in the transformation and growth of GigaMedia,” stated CEO Arthur Wang. “As President, we are confident Thomas will drive even greater growth in our online entertainment businesses.”
Mr. Hui joined the Company three years ago following a distinguished career at the global investment bank Goldman Sachs, where he was Executive Director. At Goldman Sachs, Mr. Hui was responsible for a broad range of mergers and acquisitions and financing transactions. Prior to Goldman Sachs, Mr. Hui worked as an investment banker at Merrill Lynch and as a management consultant at McKinsey & Company, both in Hong Kong.
“The President and COO positions are newly created, strengthening the senior management at GigaMedia, enabling us to further exploit the enormous market opportunities before us,” explained CEO Arthur Wang.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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